UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-32998

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Energy Services of America Staff 401(k) Retirement Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Energy Services of America Corporation
75 West Third Avenue
Huntington, West Virginia 25701

ENERGY SERVICES OF AMERICA
STAFF 401(k) RETIREMENT SAVINGS PLAN

Financial Statements

December 31, 2020 and 2019

With Report of Independent Registered Public Accounting Firm

Table of Contents

Report of Independent Registered Public Accounting Firm	Page 1 - 2

Financial Statements

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5 - 14

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	16

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions	17

actpas.com
Arnett	101 Washington Street, East P.O. Box 2629 Charleston, WV 25329
Carbis
Toothman llp
CPAs & Advisors	304.346.0441 ¦ 304.346.8333
800.642.3601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Benefits Committee, and Plan Administrator Energy Services of America Staff 401(k) Retirement Savings Plan Huntington, West Virginia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Energy Services of America Staff 401(k) Retirement Savings Plan (the Plan) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Bridgeport, WV • Buckhannon, WV • Charleston, WV • Columbus, OH • Meadville, PA • Morgantown, WV • New Castle, PA • Pittsburgh, PA

Report on Supplemental Information

The supplemental information in the accompanying schedules of Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2020, and Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions for the year ended December 31, 2020, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2015.

Charleston, West Virginia June 29, 2021

Arnett Carbis Toothman llp CPAs & Advisors

ENERGY SERVICES OF AMERICA STAFF 401(K) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2020 AND 2019

	2020	2019

Assets
Investments, at fair value	$ 7,176,863	$ 6,289,175

Contributions receivable:
Employee contributions receivable	50,930	5,653
Employer contributions receivable	29,347	2,983
Notes receivable from participants	134,955	146,743
Non-interest bearing cash	281	9,646
Total assets	7,392,376	6,454,200

Liabilities
Excess contributions payable	—	7,409
Total liabilities	—	7,409

Net assets available for benefits	$ 7,392,376	$ 6,446,791

The Accompanying Notes Are An Integral Part Of These Financial Statements

ENERGY SERVICES OF AMERICA STAFF 401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2020

Change in net assets available for benefits attributed to:
Investment activities:
Net appreciation in fair value of investments	$ 874,705
Interest and dividends	70,290
Net income from investment activities	944,995

Interest income on notes receivable from participants	7,836

Additions:
Employee contributions, including rollovers	553,220
Employer contributions	293,171
Other employer contributions	7,646
Total additions	854,037

Deductions:
Distributions to participants or beneficiaries	850,634
Fees and expenses	10,649
Total deductions	861,283

Change in net assets available for benefits during the year	945,585
Net assets available for benefits, beginning of year	6,446,791

Net assets available for benefits, end of year	$ 7,392,376

The Accompanying Notes Are An Integral Part Of These Financial Statements

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Energy Services of America Staff 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

GENERAL - The Plan, formerly known as the C.J. Hughes Construction Company, Inc. Management 401(k) Retirement Plan, was established effective January 1, 1992. Effective November 2009, the Nitro Electric 401(k) Plan was merged into the Plan, and effective January 1, 2010, the Plan was renamed the Energy Services of America Staff 401(k) Retirement Savings Plan. It is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan provides retirement benefits to all qualifying employees of Energy Services of America Corporation (Energy Services of America), C.J. Hughes Construction Company, Inc. (C.J. Hughes), Contractors Rental Corporation (Contractors Rental), and Nitro Construction Services, Inc. (Nitro), collectively referred to as the Employers. Qualifying employees, defined as all employees except those represented through a collective bargaining agreement, non-resident aliens, independent contractors, residents of Puerto Rico, and leased employees, become eligible to participate in the Plan after becoming at least 21 years of age with six months of service, as defined by the Plan. Entry dates are the first day of the plan year and the first day of the fourth, seventh, and tenth month of the plan year. The Benefits Committee is responsible for oversight of the Plan, determines the appropriateness of the Plan’s investment offerings, and monitors investment performance. The Benefits Committee reports to the Board of Directors. The plan was last amended effective January 1, 2016.

In December 2020, the Employers voted to change third-party administrators. As part of this process, the now former third-party administrator sold all of the holdings of common stock of Energy Services of America Corporation held within the Energy Services of America Unitized Stock Fund over the period of December 24, 2020 through January 6, 2021. The cash proceeds from these sales were held within the Energy Services of America Unitized Stock Fund. Upon the completion of the stock sales, the assets were transferred to the new third-party administrator who, upon receiving the funds, began the process of repurchasing Energy Services of America Corporation stock within the new Energy Services of America Unitized Stock Fund. In February 2021, the Employers elected to make a one-time qualified non-elective contribution (QNEC) of $651,000 to correct for the missed opportunity for investment gains that holders of the trust experienced due to the liquidation by the former third-party administrator.  The $651,000 QNEC was the result of a calculation of the difference between of the number of shares of Energy Services of America stock sold at a weighted average price per share of approximately $1.12 and the value of those shares at the February 1, 2021 stock close of $1.92.  The QNEC was deposited into the ESA collective trust, but participants have the opportunity to reallocate money from this fund to any fund of their choosing.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

NOTE 1 - DESCRIPTION OF PLAN (Continued)

CONTRIBUTIONS - Participants may elect to contribute up to the maximum percentage of compensation, as defined by the Plan, subject to certain dollar limitations under the Internal Revenue Code (IRC). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants also may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, collective investment trusts, and a unitized stock fund, the underlying assets of which consist primarily of Energy Services of America common stock. The Employers may make a discretionary matching contribution. Effective January 1, 2018 the Employers elected a discretionary match of 100% of the first 3% and 50% of the next 3% (up to 6%), not to exceed 4.5% of compensation as defined by the Plan. The Employers have elected to direct the investment of the discretionary matching contribution in a unitized stock fund consisting of Energy Services of America common stock. The Employers may also make a discretionary profit-sharing contribution which would be allocated to qualifying participants using a pro-rata compensation based allocation formula. The Employers made no discretionary profit-sharing contributions during the year ended December 31, 2020.

As of December 31, 2020 and 2019 there were no unallocated employee deferrals, employer match, and loan principal payments. However, due to the blackout period related to the change in third-party administrators which started on December 21, 2020 and ended on January 28, 2021, approximately $50,930, $29,347, and $3,685 of employee deferrals, employer match, and loan payments, respectively, were in transit as of December 31, 2020.

PARTICIPANT ACCOUNTS - An individual account has been established for each participant into which employee contributions, employer matching and profit sharing contributions, and investment earnings are accumulated. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan based on participant earnings, account balances, or specific transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

VESTING - All participants are 100% vested in their individual account balances derived from elective deferrals and rollover contributions, as well as earnings thereon. Employer matching and discretionary profit-sharing contributions are vested as follows: less than one year of service - 0%; one year of service - 25%, two years of service - 50%, three years of service - 75%, four or more years of service - 100%.

NOTES RECEIVABLE FROM PARTICIPANTS - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may only have 1 outstanding loan at any time. The loans are secured by the balance in the participant’s account and bear interest at rates of Wall Street Prime plus 1%. Principal and interest is paid ratably at least bi-weekly through payroll deductions.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

NOTE 1 - DESCRIPTION OF PLAN (Continued)

PAYMENT OF BENEFITS - In accordance with the Plan agreement, distribution of benefits upon the retirement, death, disability or termination of a participant, when requested, shall be made in the form of a lump-sum cash payment equal to the value of the participant’s vested interest in his or her account, or partial payments. Balances of $1,000 or less have an automatic lump-sum cash payment. In addition, certain in-service withdrawals are permitted.

FORFEITED ACCOUNTS - At December 31, 2020 and 2019, forfeited non-vested accounts totaled $9,357 and $20,938, respectively. Forfeited accounts are used to reduce the Employers’ contributions or to pay administrative expenses of the Plan. During the year ended December 31, 2020, the plan used $12,055 of forfeitures to pay expenses.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Benefits Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and the trustee. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

NOTES RECEIVABLE FROM PARTICIPANTS - Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent participant loans are recorded as distributions on the basis of the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2020 or 2019.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

EXCESS CONTRIBUTIONS PAYABLE - Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions.

BENEFIT PAYMENTS - Benefit payments are recorded when paid.

ADMINISTRATIVE EXPENSES - Certain expenses of maintaining the Plan are paid directly by the Employers and are excluded from these financial statements. Fees related to the administration of notes receivable from participants, distribution processing, and recordkeeping expenses for specific investments are charged directly to the participant’s account and are included in administrative expenses. All other investment related expenses are included in net appreciation or depreciation in fair value of investments.

ACCOUNTING PRINCIPLES ADOPTED - In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, Changes to the Disclosure Requirements for Fair Value Measurements. This ASU modifies disclosure requirements in ASC Topic 820, Fair Value Measurement. This ASU is effective for fiscal years beginning after December 15, 2019. As part of the adoption of this ASU, certain disclosures in note 3 have been updated.

In March 2020, the FASB issued ASU 2020-03, Codification Improvements to Financial Instruments. The ASU makes narrow-scope improvements regarding seven issues in the financial instrument guidance, including the current expected credit losses (CECL) standard in ASU 2016-13. The following seven issues are addressed: 1)fair value option disclosures, 2) applicability of portfolio exception in Topic 820 to non-financial items, 3) disclosures for depository and lending institutions, 4) cross-reference to line-of-credit or revolving-debt arrangements guidance in Subtopic 470-50, 5) cross-reference to net asset value practical expedient in Subtopic 820-10, 6) interaction of Topics 842 and 326, and 7) interaction of Topic 326 and Subtopic 860-20. This ASU is effective for fiscal years beginning on or after December 15, 2019. The adoption of this ASU did not have a significant impact on the Plan’s financial statements and related disclosures.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

ACCOUNTING PRINCIPLES ISSUED BUT NOT YET ADOPTED - In June 2016, the Financial Accounting Standards Board issued ASU 2016-13, Financial Instruments —Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.  Among other things, the amendments of this ASU require the measurement of all expected credit losses for financial assets held as of a financial reporting date be based on historical experience, current conditions, and reasonable and supportable forecasts.  Entities will now use forward-looking information to better determine their credit loss estimates.  Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses.  The provisions of this ASU were further amended by the issuance of ASU 2018-19 which mitigates transition complexity by requiring entities other than public business entities, including certain employee benefit plans, to implement the credit losses standard for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The FASB further made clarification and targeted guidance improvements to ASU 2016-13 through the issuance of ASU 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments on April 25, 2019.  The FASB provided further transition relief with the issuance of ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief on May 15, 2019, which applies to financial instruments for which the fair value option is elected.  For the Plan, the ASU on credit losses will take effect for fiscal years beginning after December 15, 2021, and for interim periods within those fiscal years.  Early application will be permitted for all organizations for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, except for the amendments of ASUs 2019-04 and 2019-05, which will be permitted for all organizations for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Employers do not believe the implementation of these ASUs will have a material impact on the financial statements.

In May 2019, the FASB issued ASU 2019-05, Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief. The ASU addresses stakeholders concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measure at amortized cost. This targeted transition relief is designed to increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets, and might even reduce costs for some entities to comply with the amendments in ASU No. 2016-13, while still providing financial statement users with decision-useful information. The effective date and transition methodology are the same as those in ASU 2016-13. The Employers have not determined the impact this will have on the Plan’s financial statements and related disclosures.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

In November 2019, The FASB issued ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments-Credit Losses. The ASU addresses narrow-scope issues related to: negative allowance for purchased financial assets with credit deterioration, transition relief for troubled debt restructuring, disclosures related to accrued interest receivable, financial assets secured by collateral maintenance provisions. The effective dates and transition requirements are the same as those in ASU 2016-13. The Employers have not determined the impact this will have on the Plan’s financial statements and related disclosures.

In February 2020, the FASB issued ASU 2020-02, Financial Instruments—Credit Losses (Topic 326) and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842), to conform SEC paragraphs in the Codification with changes made pursuant to Staff Accounting Bulletin (SAB) No. 119 and ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)—Effective Dates. The ASU was effective immediately upon issuance. The Employers have not determined the impact this will have on the Plan’s financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-10, Codification Improvements. The ASU makes changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update include items raised for Board consideration through the Codification's feedback system that met the scope of this project. The following issues are addressed: 1)moving various disclosure requirements to the disclosure sections, 2) amendments to the master glossary, 3) other codification improvements that vary in nature. This ASU is effective for fiscal years beginning on or after December 15, 2020. The Employers have not determined the impact this will have on the Plan’s financial statements and related disclosures.

NOTE 3 - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Topic 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 or 2019.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission (SEC). These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Unitized Stock Fund: Consists of Energy Service of America Co. common stock and cash held in money market funds.  The underlying assets are valued using the closing price reported on the over-the-counter market on which Energy Service of America Co. common stock is traded, and the quoted redemption price and recent transaction prices, with no discounts for credit quality or liquidity restrictions, for money market funds. As of December 31, 2020 and 2019, the Unitized Stock Fund held 550,746 and 636,757 shares, respectively, of Energy Services of America Corporation common stock with a fair value of $561,761 and $477,568, respectively.

Collective investment trust – capital preservation fund: A capital preservation fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months' notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2020, and 2019. Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement.

	Fair Value at December 31, 2020
	Level 1	Level 2	Level 3	Total
Investments in the fair value hierarchy
Mutual funds	$ 5,346,646	$ —	$ —	$ 5,346,646
Unitized stock fund	862,736	—	—	862,736
	6,209,382	—	—	6,209,382
Investments measured at net asset value (a)
Collective investment trust	—	—	—	967,481
	—	—	—	967,481
Investments at fair value	$ 6,209,382	$ —	$ —	$ 7,176,863

	Fair Value at December 31, 2019
	Level 1	Level 2	Level 3	Total
Investments in the fair value hierarchy
Mutual funds	$ 4,780,624	$ —	$ —	$ 4,780,624
Unitized stock fund	522,039	—	—	522,039
	5,302,663	—	—	5,302,663
Investments measured at net asset value (a)
Collective investment trust	—	—	—	986,512
	—	—	—	986,512
Investments at fair value	$ 5,302,663	$ —	$ —	$ 6,289,175

(a)
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

TRANSFERS BETWEEN LEVELS

For years ended December 31, 2020, and 2019, there were no significant transfers between Levels 1 and 2 and no transfers in or out of Level 3.

INVESTMENTS MEASURED USING NAV PER SHARE AS PRACTICAL EXPEDIENT

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2020, and 2019, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

Redemption
				Frequency	Redemption
			Unfunded	(If Currently	Notice
	Fair Value		Commitments	Eligible)	Period
	2020	2019		2020 and 2019

Collective investment trust-
stable value fund	$ 967,481	$ 986,512	n/a	Daily	12 months

NOTE 4- TAX STATUS

The Internal Revenue Service has determined by a letter dated March 31, 2014, that the volume submitter plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the volume submitter plan has been amended and restated since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan and related trust are designed and are currently being operated in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2017.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

NOTE 5 - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Effective January 1, 2015, the Employers have elected to invest these matching contributions in a unitized stock fund which holds primarily Energy Services of America common stock. In addition, participants may elect to direct the investment of other contributions, including their deferrals, to be invested in the unitized stock fund. Accordingly, these are related-party transactions. Fees incurred by the Plan for the investment management services are included in net appreciation or depreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment. In addition, the Employers pay directly any other fees related to the Plan’s operation and perform various administrative functions at no cost to the Plan.

NOTE 6 - PLAN TERMINATION

Although they have not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions. There are currently no plans to terminate the Plan.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULES

ENERGY SERVICES OF AMERICA STAFF 401(K) RETIREMENT SAVINGS PLAN
EIN: 20-4606266, Plan Number 002
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
December 31, 2020

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Mutual Funds
	DFA	U.S. Targeted Value Portfolio Institutional Class	**	87,880
	DFA	Real Estate Securities Portfolio Institutional Class	**	13,288
	The Hartford	MidCap Fund Class R6	**	242,089
	T. Rowe Price	U.S. Small-Cap Growth Equity Fund	**	201,074
	Vanguard	Mid-Cap Value Index Fund Admiral Shares	**	110,816
	Vanguard	Mid-Cap Index Fund Admiral Shares	**	112,630
	Vanguard	Growth Index Fund Admiral Shares	**	1,035,801
	Vanguard	Small-Cap Index Fund Admiral Shares	**	113,091
	Vanguard	500 Index Fund Admiral Class	**	366,372
	Vanguard	High Dividend Yield Index Fund Admiral	**	201,741
	Harbor	International Fund Instutional Class	**	246,713
	Harding Loevner	Emerging Markets Portfolio Advisor Class	**	198,806
	Baird	Aggregate Bond Fund Class Institutional	**	114,916
	Vanguard	High-Yield Corporate Fund Admiral Shares	**	287,385
	Vanguard	Retirement Target 2060	**	8,829
	Vanguard	Retirement Target 2050	**	119,297
	Vanguard	Retirement Target 2040	**	407,989
	Vanguard	Retirement Target 2030	**	650,725
	Vanguard	Retirement Target Income	**	522,575
	Vanguard	Retirement Target 2020	**	257,707
	Vanguard	Retirement Target 2025	**	5,862
	Vanguard	Retirement Target 2045	**	41,060
				5,346,646

	Collective Investment Trust
	Federated	Capital Preservation Fund (R6)	**	967,481
				967,481

	Unitized Stock Fund
*	Energy Services of America	Unitized Stock Fund	**	862,736

				7,176,863
	Notes receivable from participants
*	Participants Loans	4.25-6.50%; maturing from 2021 to 2025		134,955
				134,955

				$ 7,311,818

* Indicates a party-in-interest to the Plan.

** Cost information is not required for participant-directed investments.

ENERGY SERVICES OF AMERICA STAFF 401(K) RETIREMENT SAVINGS PLAN
EIN: 20-4606266, Plan Number 002
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2020

	Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Check here if Late Participant Loan Repayments are included	Contributions Not Fully Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

Participant Contributions Transferred Late to Plan for year ended December 31, 2019	X	$ —	$ —	$ —	$ 10,583

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGY SERVICES OF AMERICA STAFF 401(K) RETIREMENT SAVINGS PLAN

Date: June 29, 2021	By:	/s/ Charles P. Crimmel
Charles P. Crimmel
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Arnett Carbis Toothman, LLP